Full Year and Fourth Quarter 2025 Earnings Release Revenue up 25.9% in 2025, up 28.4% in 4Q25 EBITDA up 25.8% in 2025, up 21.7% in 4Q25 Digital Revenue up 4.7x in 2025, up 6.2x in 4Q25 (USD terms) Digital, Connectivity Synergies Fuel Growth

E A R N I N G S R E L E A S E FY25 & 4Q25 2 FY25 HIGHLIGHTS Note: We use certain non-IFRS measures that are otherwise indicated with "*". Please see Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures 1. Excludes the impact of a one-time, non-cash charge of USD 162 mn recognized in 3Q25 results related to the Kyivstar listing. 2. Weighted average common shares outstanding for basic and diluted earnings per share (in millions): 216.1 (FY25) and 206.9 (FY24). Earnings per Share (EPS)2 USD 0.57 -58.8% YoY -62.8% YoY in UAH Total Revenue USD 1,157 mn +25.9% YoY +30.3% YoY in UAH Telecom Revenue USD 1,033 mn +15.1% YoY +19.2% YoY in UAH Digital Revenue USD 124 mn +467% YoY +485% YoY in UAH 10.7% of total revenue Mobile ARPU USD 3.6 +19.3% YoY +23.5% YoY in UAH EBITDA* USD 648 mn +25.8% YoY +30.0% YoY in UAH Net Cash Flows from Operating Activities USD 558 mn 29.8% YoY 34.2% YoY in UAH CAPEX USD 351 mn Capex intensity 30.3% Net Profit USD 124 mn -56.2% YoY -54.7% YoY in UAH Adjusted Net Profit*1 USD 286 mn +1.1% YoY +3.9% YoY in UAH Equity Free Cashflow (after lease and license) * USD 194 mn 26.2% YoY 30.8% YoY in UAH Adjusted Earnings per Share (EPS) *1,2 USD 1.32 -3.2% YoY -0.5% YoY in UAH

EARNINGS
RELEASE
FY25 & 4Q25

4Q25 HIGHLIGHTS

Total Revenue
USD 321 mn
+28.4% YoY +30.1% YoY in UAH

Telecom Revenue
USD 271 mn
+11.5% YoY +12.8% YoY in UAH

Digital Revenue
USD 50 mn
+619% YoY +636% YoY in UAH

Digital Revenue as a % of Total Revenue
15.7%
+12.8 p.p. YoY

EBITDA*
USD 172 mn
+21.7% YoY +23.1% YoY in UAH

CAPEX
USD 128 mn
LTM capex intensity 30.3%

Net Profit
USD 90 mn
-3.2% YoY -2.2% YoY in UAH

Earnings per Share (EPS)[1]
USD 0.37
-17.2% YoY -16.4% YoY in UAH

Total Digital Monthly Active Users
USD 15.0 mn
+41.6% YoY

Multiplay Customers
7.3 mn
+18.0% YoY

Note: Please see Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.

1. Diluted EPS calculation was impacted by change in the fair value of warrants. Weighted average common shares outstanding for diluted earnings per share (in millions): 231.1 (4Q25) and 206.9 (4Q24).

3

E A R N I N G S R E L E A S E FY25 & 4Q25 4 CONTENTS FY25 & 4Q25 OVERVIEW 05 GROUP PERFORMANCE 08 STRATEGIC DEVELOPMENTS 14 OUTLOOK 2026 15 PRESENTATION OF FINANCIAL RESULTS 16 ATTACHMENTS 19 DISCLAIMER AND NOTICE TO READERS 30

E A R N I N G S R E L E A S E FY25 & 4Q25 5 FY25 & 4Q25 OVERVIEW Kyiv, March 13, 2026 – Kyivstar Group Ltd. (“Kyivstar” or “the Group”), Ukraine’s leading digital operator, today announces selected unaudited financial and operating results for the full year and fourth quarter ended December 31, 2025. • Total revenue for FY25 increased 25.9% YoY to USD 1,157 mn (UAH 48.2 bn, +30.3%) and for 4Q25 increased by 28.4% to USD 321 mn (UAH 13.5 bn, +30.1%). This was driven by strong revenue generation across the telecom subscriber base and healthy growth across all digital platforms. • Telecom revenue for FY25 rose 15.1% YoY to USD 1,033 mn (UAH 43.1 bn, +19.2%) and for 4Q25 increased by 11.5% YoY to USD 271 mn (UAH 11.4 bn, 12.8%). Growth was driven by continued ARPU expansion in combination with higher penetration of multiplay services. • Digital revenue for FY25 rose 467% YoY to USD 124 mn (UAH 5.2 bn, +485%) on the back of Uklon, Kyivstar’s ride‑hailing platform (acquired in April 2025), and comprised 10.7% of total revenue. For 4Q25, digital revenue increased 614% YoY to USD 50 mn (UAH 2.1 bn, +636%) and comprised 15.7% of total revenue. Uklon contributed USD 80 mn (UAH 3.3 bn) in revenue for FY25 and USD 34 mn (UAH 1.4 bn) in revenue for 4Q25. • The Group recorded a net profit of USD 124 mn for FY25, with earnings per share of USD 0.57. Adjusted for listing loss (USD 162 mn in 3Q25), net profit was USD 286 mn for FY25, with adjusted earnings per share of USD 1.32. • EBITDA for FY25 rose 25.8% YoY to USD 648 mn (UAH 27.0 bn, +30.0%), with an EBITDA margin of 56.0%. For 4Q25, EBITDA rose 21.7% YoY to USD 172 mn (UAH 7.2 bn, 23.1% YoY). Uklon contributed USD 27.6 mn (UAH 1.1 bn) in EBITDA for 2025 and USD 9.2 mn (UAH 386 mn) for 4Q25. • Kyivstar served 22.4 mn mobile customers and 1.2 mn fixed internet customers as of December 31, 2025. Mobile ARPU increased 19.3% YoY to USD 3.6 (UAH 149.3, +23.5%) for the year. • Multiplay customers reached approximately 7.3 mn (+18.0% YoY) and represented 35.0% of one‑month‑active mobile customers. • Uklon recorded 43.6 mn rides and 1.3 mn deliveries in 4Q25 and reached 3.8 mn MAU, helping grow the Group’s total digital MAUs (Uklon, My Kyivstar, Kyivstar TV and Helsi) to 15.0 mn (+41.6% YoY). • Capital expenditures excluding licenses and ROU for FY25 totaled USD 351 mn (UAH 14.6 bn), with capex intensity of 30.3% reflecting continued investment in network resilience and targeted reinvestment. • Kyivstar maintains a strong balance sheet with USD 456 mn of cash, cash equivalents and deposits as of December 31, 2025. • Kyivstar continues to progress its strategic priorities. In February 2026, Kyivstar announced the acquisition of Tabletki.ua, a leading Ukrainian online platform that enables customers to search for, compare and reserve medicines and healthcare products at local pharmacies, offering synergies with Helsi and other parts of the Group’s digital ecosystem. Kyivstar expanded Starlink Direct to Cell services to all the Group’s 4G customers, with almost 5 mn now having taken advantage of initial text capabilities. OTT voice services and light data are due to launch later in 2026. The acquisitions of SUNVIN 11 in December 2025 and Shtorm in February 2026 expand the company’s footprint in renewable energy and fixed broadband, respectively. Development of the Ukrainian LLM and the launch of the 5G pilot in Lviv also continued pace, reflecting Kyivstar’s commitment to being at the forefront of digital and connectivity technologies in Ukraine. • For 2026, Kyivstar expects to deliver UAH revenue growth of 15%-18% and EBITDA growth of 12%-15%. Capex intensity for 2026 is expected within 23%–26% of revenue. In USD terms (assuming UAH/USD averaging 44.5 for the year), revenue is expected to grow 8%-11% and EBITDA by 5%-8%.

EARNINGS RELEASE
FY25 & 4Q25

4Q25 & FY25: Key highlights (USD mn except per share data)

	4Q25	4Q24	YoY	FY25	FY24	YoY
Total revenue, of which:	**321**	**250**	**28.4%**	**1,157**	**919**	**25.9%**
Telecom revenue	271	243	11.4%	1,033	897	15.1%
Digital revenue	50	7	618.6%	124	22	466.7%
Digital Revenue as % of Total Revenue	15.7%	2.8%	12.9%	10.7%	2.4%	8.3%
EBITDA[1]	**172**	**141**	**21.7%**	**648**	**515**	**25.8%**
EBIT[1,2]	**114**	**100**	**13.6%**	**274**	**348**	**(21.5%)**
Net profit for the period[2]	**90**	**93**	**(3.2%)**	**124**	**283**	**(56.3%)**
Adjusted Net profit for the period[1,3]	**90**	**93**	**(3.2%)**	**286**	**283**	**1.1%**
Earnings per Share (USD)[2,4]	0.37	0.45	(17.2%)	0.57	1.37	(58.0%)
Adjusted Earnings per Share (USD)[1,3,4]	0.37	0.45	(17.2%)	1.32	1.37	(3.23%)
Capex excl. Licenses and RoU[1]	128	90	42.2%	351	221	58.8%
Capex intensity[1]	39.9%	36.0%	3.9p.p.	30.3%	24.0%	6.3p.p.
EBITDA after Leases (Adj. EBITDAaL)[1]	**143**	**116**	**23.18%**	**535**	**417**	**28.4%**
Equity Free Cash Flow (before leases & license)[1]	**28**	**36**	**(22.7%)**	**232**	**218**	**6.4%**
Equity Free Cash Flow (after leases & license)[1]	**19**	**(7)**	**371.4%**	**194**	**154**	**26.2%**
Return on Invested Capital (ROIC, %)[1,3]				25.2%	22.1%	1.4p.p.
Return on Equity (RoE, %)[1,3]				24.0%	26.2%	(2.2p.p.)
				Dec 25	**Dec 24**	**vs. Dec**
Cash and cash equivalents and deposits				**456**	**674**	**(32.4%)**
Total debt including leases				478	885	(46.0%)
Net debt				**(22)**	**(211)**	**(89.5%)**
Net cash, excluding leases				352	83	324.0%
Total Equity				**1,299**	**1,080**	**20.3%**
	4Q25	**4Q24**	**YoY**	**3Q25**	**2Q25**	**1Q25**
Telecom Metrics (millions)						
Mobile customers	22.4	23.0	(2.8%)	22.5	22.4	22.7
Broadband customers	1.16	1.12	4.2%	1.14	1.13	1.12
4G customers	15.4	14.5	6.3%	15.0	14.4	14.3
4G subscriber base penetration	68.7%	62.8%	5.9p.p.	66.5%	64.5%	63.1%
Multiplay customers	7.3	6.1	18.0%	6.6	6.5	6.1
Mobile ARPU (USD)	3.8	3.3	16.7%	3.7	3.5	3.4
Churn rate (annualized,%)	13.5%	17.6%	(4.1p.p.)	9.9%	15.1%	15.7%
Monthly Data usage per customer (GB)	14.7	11.2	31.4%	13.0	12.6	11.4
Digital Metrics (millions)						
Total Digital Customers	15.0	10.6	41.6%	13.5	13.4	10.3
Includes:						
My Kyivstar	6.2	6.2	(0.4%)	5.2	5.4	5.6
Helsi	2.5	2.4	6.7%	2.5	2.5	2.7
Kyivstar TV	2.5	2.0	24.5%	2.1	2.0	2.0
Uklon	3.8	-	-	3.6	3.5	-
Rides	43.6	40.2	8.6%	42.2	41.2	39.6
Deliveries	1.3	1.1	21.7%	1.2	1.1	1.1

1. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
2. Includes the impact of a one-time, non-cash charge of USD 162 mn (UAH 6.7 bn) recognized in 3Q25 results related to the Kyivstar listing.
3. Excludes the impact of a one-time, non-cash charge of USD 162 mn (UAH 6.7 bn) recognized in 3Q25 results related to the Kyivstar listing.
4. Weighted average common shares outstanding for basic and diluted earnings per share (in millions): 230.9 (4Q25 – diluted shares 231.1), 206.9 (4Q24) and 216.1 (FY25), 206.9 (FY24).

6

EARNINGS
RELEASE
FY25 & 4Q25

KYIVSTAR

4Q25 & FY25: Key highlights (UAH mn except per share data)

	4Q25	4Q24	YoY	FY25	FY24	YoY
Total revenue, of which:	**13,480**	**10,362**	**30.1%**	**48,248**	**37,030**	**30.3%**
Telecom revenue	11,366	10,075	12.8%	43,074	36,146	19.2%
Digital revenue	2,114	287	636.3%	5,174	884	485.3%
Digital Revenue as % of Total Revenue	15.7%	2.8%	12.9p.p.	10.7%	2.4%	8.3p.p.
EBITDA[1]	7,198	5,848	23.1%	27,012	20,779	30.0%
EBIT[1,2]	4,790	4,149	15.4%	11,432	14,077	(18.8%)
Net profit for the period[2]	3,755	3,840	(2.2%)	5,193	11,473	(54.7%)
Adjusted Net profit for the period[1,3]	3,755	3,840	(2.2%)	11,919	11,473	3.9%
Earnings per Share (UAH)[4]	15.5	18.6	(16.4%)	24.0	55.4	(56.7%)
Adjusted Earnings per Share (UAH)[1,3,4]	15.5	18.6	(16.4%)	55.2	55.4	(0.5%)
Capex excl. Licenses and RoU[1]	5,349	3,730	43.4%	14,622	8,981	62.8%
Capex intensity[1]	39.7%	36.0%	3.7p.p.	30.3%	24.3%	6.0p.p.
EBITDA after Leases (Adj. EBITDAaL)[1]	**5,998**	**4,812**	**24.6%**	**22,318**	**16,844**	**32.5%**
Equity Free Cash Flow (before leases & license)[1]	**1,155**	**1,500**	**(23.0%)**	**9,637**	**8,761**	**10.0%**
Equity Free Cash Flow (after leases & license)[1]	**758**	**(283)**	**367.9%**	**8,033**	**6,144**	**30.8%**
Return on Invested Capital (ROIC, %)[1,3]				**24.9%**	**17.8%**	**7.2p.p.**
Return on Equity (RoE, %)[1,3]				**23.7%**	**25.3%**	**(1.5p.p.)**
				Dec 25	**Dec 24**	**vs. Dec**
Cash and cash equivalents and deposits				**19,319**	**28,334**	**(31.8%)**
Total debt including leases				20,259	37,206	(45.5%)
Net debt				**(940)**	**(8,872)**	**(89.4%)**
Net cash, excluding leases				14,912	3,488	327.5%
Total Equity				**55,078**	**45,402**	**21.3%**
	4Q25	**4Q24**	**YoY**	**3Q25**	**2Q25**	**1Q25**
Telecom Metrics (millions)						
Mobile customers	22.4	23.0	(2.8%)	22.5	22.4	22.7
Broadband customers	1.16	1.12	4.2%	1.14	1.13	1.12
4G customers	15.4	14.5	6.3%	15.0	14.4	14.3
4G subscriber base penetration	68.7%	62.8%	5.9p.p.	66.5%	64.5%	63.1%
Multiplay customers	7.3	6.1	18.0%	6.6	6.5	6.1
Mobile ARPU (UAH)	161.1	136.3	18.2%	153.1	146.0	140.6
Churn rate (annualized,%)	13.5%	17.6%	(4.1p.p.)	9.9%	15.1%	15.7%
Monthly Data usage per customer (GB)	14.7	11.2	31.4%	13.0	12.6	11.4
Digital Metrics (millions)						
Total Digital Customers	15.0	10.6	41.6%	13.5	13.4	10.3
Includes:						
My Kyivstar	6.2	6.2	(0.4%)	5.2	5.4	5.6
Helsi	2.5	2.4	6.7%	2.5	2.5	2.7
Kyivstar TV	2.5	2.0	24.5%	2.1	2.0	2.0
Uklon	3.8	-	-	3.6	3.5	-
Rides	43.6	40.2	8.6%	42.2	41.2	39.6
Deliveries	1.3	1.1	21.7%	1.2	1.1	1.1

1. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
2. Includes the impact of a one-time, non-cash charge of USD162 mn (UAH 6.7bn) recognized in 3Q25 results related to the Kyivstar listing.
3. Excludes the impact of a one-time, non-cash charge of USD162 mn (UAH 6.7bn) recognized in 3Q25 results related to the Kyivstar listing.
4. Weighted average common shares outstanding for basic and diluted earnings per share (in millions): 230.9 (4Q25 – diluted 231.1), 206.9 (4Q24) and 216.1 (FY25), 206.9 (FY24).

7

EARNINGS
RELEASE
FY25 & 4Q25

GROUP PERFORMANCE

Kyivstar delivered revenue growth of 30.1% YoY to UAH 13.5 bn in 4Q25 with continued strength across verticals, in turn reflecting the successful execution of the Group's multiplay and digital strategies. Key growth came from customers using more of Kyivstar's digital suite throughout their day, in turn matched by mobile customers increasing data consumption.

Revenue breakdown

Revenue, mn	USD			UAH		
	4Q25	4Q24	YoY	4Q25	4Q24	YoY
Total, of which:	321	250	28.4%	13,480	10,362	30.1%
Telecom						
Mobile	258	230	12.2%	10,814	9,534	13.4%
Fixed	13	13	0.7%	551	540	2.0%
Digital	50	7	618.6%	2,114	287	636.3%

Revenue, mn	USD			UAH		
	FY25	FY24	YoY	FY25	FY24	YoY
Total, of which:	1,157	919	25.9%	48,248	37,030	30.3%
Telecom						
Mobile	980	849	15.4%	40,847	34,212	19.4%
Fixed	53	48	11.3%	2,226	1,934	15.1%
Digital	124	22	466.7%	5,174	884	485.1%

Telecom revenue grew 12.8% YoY to reach UAH 11.4 bn in 4Q25, driven by mobile ARPU climbing 18.2% YoY to UAH 161.1 (USD 3.8) on the back of a 5.9 pp further customer migration to data-rich 4G plans and 31.4% greater consumption of data. Customers not only responded to the distinctive and complementary suite of offerings across Kyivstar's digital ecosystem but also benefited from the Group's strategic investments in superior coverage and reliability.

Digital revenue increased more than sixfold accounting for 15.7% of revenue at UAH 2.1 bn in 4Q25. The consolidation of Uklon (effective April 2025) contributed to this. Organic growth from legacy verticals was also strong across the product suite.

Telecom revenue, mobile ARPU up as connectivity, digital products reinforce one another

Telecom revenue growth accelerated YoY as greater data usage and ongoing upgrades to 4G packages facilitated gains in ARPU. Mobile ARPU for 4Q25 rose 18.2% to UAH 161.1 (USD 3.8).

- **Kyivstar maintains leadership in the Ukrainian telecom market** with 22.4 mn mobile subscribers as of December 31, 2025.
- **Fixed broadband accounts rose 4.2% YoY** with more than 44,000 multifamily residential buildings connected to owned or leased fiber across Ukraine. Meanwhile, the highly broadband fragmented market remains a potential area for inorganic growth and is well complemented by Kyivstar TV.
- **Ongoing 4G migration.** The 4G customer base grew 6.3% YoY to 15.4 mn with 4G penetration rising 5.9 pp to 68.7% of the mobile customer base. Transition to 4G is the basis of ongoing expansion of multiplay customers and greater data usage.

8

EARNINGS RELEASE
FY25 & 4Q25

Key subscriber and usage data

	4Q25	4Q24	YoY	3Q25	2Q25	1Q25
Mobile customers (mn)	22.4	23.0	(2.8%)	22.5	22.4	22.7
Fixed Broadband customers (mn)	1.2	1.1	4.2%	1.1	1.1	1.1
4G customers (mn)	15.4	14.5	6.3%	15.0	14.4	14.3
4G penetration (%)	68.7%	62.8%	5.9p.p.	66.5%	64.5%	63.1%
Mobile ARPU (UAH)	161.1	136.3	18.2%	153.1	146.0	140.6
Mobile MoU (minutes per month)	296	298	(0.6%)	288	295	290
Data usage per customer (GB/month)	14.7	11.2	31.4%	13.0	12.6	11.4

Multiplay customers

Multiplay	USD			UAH		
	4Q25	4Q24	YoY	4Q25	4Q24	YoY
Revenue (mn)	109	76	42.9%	4,569	3,159	44.7%
Customers (mn)	7.3	6.1	18.0%	7.3	6.1	18.0%
ARPU	5.2	4.4	18.0%	220	184	19.4%

Through its multiplay strategy, Kyivstar aims to consistently increase multiplay customers (defined as customers who have consumed (i) voice, (ii) 4G data, and (iii) at least one digital application) by cross-selling its products and services. Customers can add digital subscriptions or services to their paid connectivity plans in a "superpower" bundle. While the customer benefits from an improved value proposition, ARPU also rises. Multiplay customers also have a significantly lower churn rate than voice-only customers. Multiplay customers grew 18.0% YoY to 7.3 mn as of December 31, 2025, now representing 35.0% of the total one-month active customer base. Multiplay revenue increased 44.7% YoY in UAH terms (42.9% YoY in USD).

Digital revenue demonstrates Group's structural transformation

Kyivstar's transformation into a digital ecosystem, built around a core of connectivity, continued to show material progress in both the revenue mix and operational metrics over 4Q25. Total digital MAUs reached 15.0 mn (+41.6% YoY), reflecting both organic adoption and the consolidation of Uklon. The growing customer base spans health, mobility and entertainment services, providing the Group with daily, high-frequency touchpoints.

Digital monthly active customers

	4Q25	4Q24	YoY	3Q25	2Q25	1Q25
Digital MAUs, of which:	**15.0**	**10.6**	**41.6%**	**13.5**	**13.4**	**10.3**
Uklon	3.8	n.a.	-	3.6	3.5	-
Helsi	2.5	2.4	6.7%	2.5	2.5	2.7
Kyivstar TV	2.5	2.0	24.5%	2.1	2.0	2.0
My Kyivstar	6.2	6.2	(0.4%)	5.2	5.4	5.6

Digital revenue rose 636.3% YoY to UAH 2.1 bn, increasing its contribution to total revenue from 2.8% in 4Q24 to 15.7% in 4Q25. This also reflects a 3.8 p.p. rise QoQ. The previously reported transition to a new value-sharing model (effective September 2025) for Kyivstar TV enhances Kyivstar's customer-facing role and drives higher revenue recognition.

9

EARNINGS RELEASE
FY25 & 4Q25

KYIVSTAR

Digital revenue by platform

Revenue in mn	USD			UAH		
	4Q25	4Q24	YoY	4Q25	4Q24	YoY
Digital revenue, of which:	**50.4**	**6.9**	**618.6%**	**2,114**	**287**	**636.3%**
Uklon	33.7	n.a.	-	1,417	-	n.m.
Digital Enterprise	6.0	3.6	64.3%	250	150	66.5%
Kyivstar TV	8.4	1.9	332.7%	351	80	338.2%
Helsi	2.3	1.4	65.7%	95	57	67.8%

Uklon

Uklon contributed UAH 1.4 bn in revenue and UAH 386 mn in EBITDA in 4Q25. The platform recorded robust growth in trip volumes, average fare per ride and digital engagement, strengthening Kyivstar's foothold in everyday mobility and reinforcing its ecosystem of services that extend beyond core telecom services.

Uklon: Key financial and operating metrics

Financials, mn	USD			UAH		
	4Q25	4Q24	YoY	4Q25	4Q24	YoY
Revenue	33.7	-	n.m.	1,417	-	n.m.
EBITDA*	9.2	-	n.m.	386	-	n.m.
Operating metrics, mn						
No. of rides	43.6	-	n.m.			
No. of deliveries	1.3	-	n.m.			

Financials, mn	USD			UAH		
	FY25	FY24	YoY	FY25	FY24	YoY
Revenue	80.2	-	n.m.	3,347	-	n.m.
EBITDA*	27.6	-	n.m.	1,149	-	n.m.
Operating metrics, mn						
No. of rides	166.6	-	n.m.			
No. of deliveries	4.7	-	n.m.			

Note: These results do not represent a full fiscal year and reflect performance from the acquisition close date of April 2, 2025 onward, as indicated in the table. We use certain non-IFRS measures that are otherwise indicated with "*". Please see Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures

Digital enterprise: Big data and cloud services

The digital enterprise division encompasses a diverse range of offerings mostly in the B2B space. For 4Q25, Kyivstar's big data and cloud services generated UAH 250 mn in revenue, up 66.5% YoY (USD 6.0 mn, up 64.3% YoY). Growth was driven by large-scale big data analytics products and solutions, AdTech, cloud productivity and collaboration services, and API-based connectivity and data-exchange services. Kyivstar Cloud debuted a range of services enhanced by practical AI applications, in addition to a complementary service providing expert consulting on tailoring AI solutions to particular businesses.

The Adwisor self-service AdTech platform saw registered clients climb from more than 3,500 at end 3Q25 to more than 3,800 at end 4Q25.

Kyivstar TV

Kyivstar TV recorded 2.5 mn MAUs (+24.5% YoY), driven by exclusive sports rights, Ukrainian-language content, and the inclusion of new devices (e.g. gaming consoles, Smart TVs, PCs). Provided as both a mobile OTT internet application and a fixed/IPTV broadband service, Kyivstar TV is the largest media streaming service in Ukraine by number of users. As of December 31, 2025, 48.1% of the Group's broadband customers were also digital TV users, reflecting the two services' synergies. The service's role in customers' entertainment choices continues to expand, with user sessions rising 25.4% YoY in 4Q25 to 891 mn. Accelerating subscriber and user session growth coincide with expansion to the content catalog, especially with more and unique local-language media. Usage time per

10

E A R N I N G S R E L E A S E FY25 & 4Q25 11 active user per active day declined 6.9% YoY to 257 minutes, the latter attributable to prolonged blackouts during the quarter. Helsi Helsi is Ukraine’s leading health-tech platform, recording 2.5 mn MAUs (+6.7% YoY) as of 4Q25. New family and individual medical care subscription plans grew, as did the launch of more detailed health insight products, including professional interpretation of medical test results and biomarker tracking. The Group also launched the Helsi Superpower bundle, a value-added supplemental plan within Kyivstar mobile connectivity packages that extends Helsi’s advanced digital health functionality to Kyivstar subscribers and strengthens cross-ecosystem synergies. Helsi’s paid models had more than 57,000 subscribers by end 2025 versus less than 15,000 at end 2024. Helsi is deeply embedded in Ukraine’s eHealth ecosystem, which powers appointment scheduling, prescriptions, and health records management. This integration creates high switching costs and makes Helsi indispensable for both patients and providers. It also demonstrates Kyivstar’s dedication to ESG and CSR, as access to high-quality, digital healthcare is a national priority during wartime. As of December 31, 2025, Kyivstar customers were able to access 1,700 public and private clinics and over 42,000 medical professionals. Capital expenditure Capex excluding licenses and RoU for FY25 was UAH 14.6 bn (USD 351 mn) with a capex intensity of 30.3%. The capex intensity underscores Kyivstar’s commitment to investments that sustain network quality and resilience amid the war. The fourth quarter saw higher capex due to a combination of industry and regulatory factors, with 4Q25 seeing 36% of the year’s spending. • Capex focus: Continued reinvestment in network resilience, further fiber rollout and energy security. Network modernization, regulatory compliance measures, and power-saving feature installations are key drivers of YoY investment growth, ensuring high quality standards for customers. • Energy resilience: Kyivstar’s network sites are now equipped with backup batteries, inverters and solar power, reducing vulnerability to grid instability in line with contemporary legal requirements. Kyivstar will continue to comply on this matter, inclusive of any new regulatory requirements that may come into force going forward. As of December, the Group had funded the installation of approximately 3,740 generators (stationary diesel generators, mobile diesel generators and third-party stationary diesel generators) and approximately 252,000 additional batteries for backup capacity and improved network resilience.

EARNINGS
RELEASE
FY25 & 4Q25

Financial overview

Kyivstar Group Limited USD mn	4Q25	4Q24	YoY	FY25	FY24	YoY
Total Revenue	321	250	28.4%	1,157	919	25.9%
EBITDA	172	141	21.7%	648	515	25.8%
EBITDA Margin (%)	53.5%	56.4%	(2.9p.p.)	56.0%	56.0%	0.0p.p.
Depreciation and Amortization	(57)	(40)	42.5%	(205)	(163)	25.8%
EBIT [1,2]	114	100	13.6%	274	348	(21.5%)
EBIT (before listing expense)[1,3]	114	100	13.6%	435	348	25.0%
Finance costs	(19)	(6)	216.7%	(63)	(42)	50.0%
Other non-operating gain /(loss), net	7	2	250.0%	(1)	2	(150.0%)
Foreign exchange (loss) / gain	9	15	(40.0%)	(12)	39	(130.8%)
Profit before tax	111	111	0.0%	198	347	(42.9%)
Income tax expense	(21)	(18)	16.7%	(74)	(64)	15.6%
Effective tax rate (%)	18.9%	16.2%	2.7p.p.	37.4%	18.4%	18.9p.p.
Net Profit[2]	90	93	(3.2%)	124	283	(56.2%)
Adjusted Net Profit [1,3]	90	93	(3.2%)	286	283	1.1%
WANS (basic)	230.9	206.9		216.1	206.9	
WANS (diluted)	231.1	206.9		216.1	206.9	
EPS (basic)	0.39	0.45	(13.3%)	0.57	1.37	(58.0%)
EPS (diluted)	0.37	0.45	(17.2%)	0.57	1.37	(58.0%)
Adjusted EPS (basic) [1,3]	0.39	0.45	(13.3%)	1.32	1.37	(3.2%)
Adjusted EPS (diluted) [1,3]	0.37	0.45	(17.2%)	1.32	1.37	(3.2%)

1. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
2. Includes the impact of a one-time, non-cash charge of USD 162 mn (UAH 6.7 bn) recognized in 3Q25 results related to the Kyivstar listing.
3. Excludes the impact of a one-time, non-cash charge of USD 162 mn (UAH 6.7 bn) recognized in 3Q25 results related to the Kyivstar listing.

Total revenue growth of 28.4% for 4Q25 and 25.9% for 2025 reflects rising mobile ARPU and rising uptake and ARPU for digital services, including consolidation of Uklon. Connectivity customers continue to move to higher-tier services, including 4G and greater data use. Growing multiplay revenue and number of customers demonstrates the mutual reinforcement of Kyivstar's digital and connectivity products.

EBITDA growth at 21.7% for 4Q25 and 25.8% for 2025 was driven by revenue growth, operating leverage and disciplined cost management. The margins were stable YoY.

Depreciation and amortization increased 42.5% for 4Q25 and 25.8% for 2025 YoY, reflecting sustained investment in network capacity, spectrum-related assets, digital platforms and IT infrastructure, as well as the timing of recent capex entering the depreciation cycle.

Operating profit (EBIT) increased 13.6% for 4Q25. On an adjusted basis, excluding listing related expenses, operating profit increased by 25.0%.

Net finance costs rose 216.7% for 4Q25 and 50.0% for 2025, primarily reflecting higher interest on lease liabilities and increased interest expense on payables to VEON. This was further impacted by a YoY and QoQ decline in interest income, resulting from a higher proportion of cash balances held in USD, which carry lower yields, as part of the Group's value preservation strategy.

Other non-operating gain /(loss) was primarily driven by change in fair value of outstanding warrants (+4 mn for Q425 and -1.5 mn for 2025).

Net foreign exchange (loss) / gain was driven by UAH depreciation vs. USD, mainly in 4Q25, and realized FX loss on foreign currency sale/purchase transactions.

12

EARNINGS
RELEASE
FY25 & 4Q25

Income tax expense rose 16.7% for 4Q24 and 15.6% for 2025. The headline effective tax rate at 37.4% reflects the impact of the non-recognition of deferred tax assets on tax losses arising from listing expenses. Excluding this impact, effective tax rate would have been 20.6%.

Adjusted net profit decreased by 3.2% in 4Q25 due to higher net finance cost and lower FX gain. For FY25 it was higher by 1.1%, driven by stronger EBIT growth, partially offset by higher foreign exchange losses versus a gain in the prior year.

Liquidity and capital structure

Revenue	USD			UAH		
	31 Dec 25	30 Sep 25	QoQ	31 Dec 25	30 Sep 25	QoQ
Cash and cash equivalents and deposits	456	473	(3.6%)	19,319	19,534	(1.1%)
Gross debt of which	**478**	**462**	3.4%	**20,259**	**19,094**	**6.1%**
Bonds and loans - principal	104	110	(5.5%)	4,407	4,547	(3.1%)
Lease liabilities - principal	374	352	6.2%	15,852	14,547	9.0%
Net cash / (debt)	**(22)**	**11**	**n.m.**	**(940)**	**440**	**n.m.**
Net cash excluding leases	**352**	**363**	(3.0%)	**14,912**	**14,987**	**(0.5%)**

Note: Certain 3Q25 amounts previously reported have been revised to reflect minor reclassifications, these revisions are not material to previously reported results. Cash and cash equivalents and deposits at the end of the period also include deposits of USD 1 mn (UAH 27 mn as of December 2025), USD 1 mn (UAH 32 mn as of September 2025).

Kyivstar reported UAH 19.3 bn in cash and cash equivalents as of December 2025. Bonds and loans outstanding primarily reflects the debt to VEON and insignificant external debt. Lease liabilities associated with towers transferred to UTC are fully recognized under IFRS 16.

13

E A R N I N G S R E L E A S E FY25 & 4Q25 14 STRATEGIC DEVELOPMENTS Kyivstar continued to expand Starlink Direct to Cell satellite connectivity, with almost 5 mn of the Group’s 4G mobile subscribers now having used the service across the country. Kyivstar is the first company in Europe and among the first globally to provide access to direct to cell satellite technology. The initial widescale launch enabled sending and receiving SMS messages in areas where terrestrial connections are unavailable, while in 2026 the Group intends to expand to light data and OTT voice. Expansion of the initial service from Android-only to include iOS users was announced in January 2026. In December 2025, Kyivstar announced the acquisition in full of SUNVIN 11 LLC, the owner of a Ukrainian solar power plant operating with capacity of 12.947 MW, for UAH 347.6 mn (USD 8.2 mn). Electricity produced will be supplied to Ukraine’s unified energy system in accordance with current regulations, enabling Kyivstar to partially hedge risks related to fluctuations in electricity prices. Preliminary estimates indicate the plant can generate electricity equivalent to approximately 4% of Kyivstar’s annual consumption. The investment allows Kyivstar to explore diversifying energy sources and reducing operational risks associated with instability in energy supply. Development of the Ukrainian LLM continues meeting new milestones with public- and private-sector partners. Google’s next-generation open AI model Gemma was announced in December 2025 to be the base for the LLM’s training due to the product’s optimal balance of performance and resources, multimodality, advanced tokenizer, and more. Kyivstar and partners are working to improve the Ukrainian-language tokenizer (in turn enhancing model performance, accuracy and efficiency), further train the model on unique and newly collected media, and implement benchmark tests for further fine-tuning of multiple model applications. In January 2026, Kyivstar announced the launch of a pilot 5G service in the historical center of the city of Lviv. This marks Kyivstar’s first local pilot 5G project and is being implemented in coordination with the Ukrainian Ministry of Digital Transformation. Pending successful pilot testing in Lviv, Kyivstar will gradually expand 5G availability to other Ukrainian cities, including Kharkiv and Borodianka, with Kyiv and Odesa planned for later in 2026. Full-scale 5G rollout across the country will only be considered after the end of the war. On February 3, 2026, VEON, Kyivstar’s parent company and a leading global digital operator with focus on high- growth frontier markets, announced the closing of a secondary public offering of 14,375,000 common shares of Kyivstar (the “Offering”) at a public offering price of USD 10.50 per share. The Offering, which was over-subscribed by 5 times, was closed on February 2 and included Kyivstar shares held by VEON Amsterdam B.V., Kyivstar’s principal shareholder, and 400,000 common shares held by certain other selling shareholders. The Offering opened up a further 6% of Kyivstar’s share capital to public equity investors, thereby meaningfully increasing Kyivstar’s free float, trading liquidity and market visibility, as well as broadening its shareholder base. Following completion of the transaction, VEON’s ownership stake in Kyivstar stands at 83.6%. Kyivstar on February 10, 2026 announced the acquisition of Tabletki.ua for a total consideration of USD 160 mn, paid in full in UAH in Ukraine. Tabletki.ua is Ukraine’s leading online marketplace for healthcare and facilitates customers’ access to medicines, as well as nutrition and healthcare products, aggregating data on availability and pricing. It partners with more than 14,000 pharmacies across Ukraine and facilitated an average of 14 mn bookings monthly in 2025, reflecting its role as a trusted, everyday healthcare tool for Ukrainian families. The gross merchandise value (GMV) of bookings facilitated through the platform amounted to USD 1,191 mn for the 12 months ended September 30, 2025. Based on unaudited management accounts, Tabletki.ua generated LTM EBITDA of USD 24 mn and LTM net profit of USD 20 mn as of September 30, 2025. The agreed consideration of USD 160 million corresponds to a price to LTM earnings ratio of 8.0x on this basis. The acquisition will be earnings accretive with immediate effect and significantly expands Kyivstar’s digital healthcare offering. On February 26, 2026 Kyivstar announced the acquisition of internet service provider Shtorm for UAH 420.0 mn. Shtorm provides services to more than 50,000 customers in more than 130 municipalities, expanding Kyivstar’s market share in a highly fragmented industry.

EARNINGS
RELEASE
FY25 & 4Q25

OUTLOOK FOR 2026

For 2026, Kyivstar expects to deliver **revenue growth of 15%-18% and EBITDA growth of 12%-15% YoY in UAH terms.**

In **USD terms** (assuming UAH/USD averaging 44.5 for the year), revenue is expected to grow 8%-11% and EBITDA by 5%-8%.

Capex intensity for **2026** is expected within **23%-26%** of revenue.

	FY26 Outlook[1]		FY25	
	USD	UAH	USD[2]	UAH
Total Revenue, YoY	8%-11%	15%-18%	25.9%	30.3%
Adj for cyberattack impact[3]			*19.9%*	*24.4%*
EBITDA, YoY	5%-8%	12%-15%	25.8%	30.0%
Adj for cyberattack impact[3]			*15.3%*	*19.8%*
Capex Intensity		23%-26%		30.3%

1. The outlook herein regarding Ukraine is subject to uncertainties due to the ongoing war. Actual outcomes may differ materially from current expectations and current expectations should not be construed as a guarantee of future performance and are provided for informational purposes only. The Group's outlook includes GAAP and non-IFRS financial measures.
2. U.S. dollar expectations assume an average 2026 exchange rate of UAH 44.5 per U.S. dollar.
3. Reflects year-on-year growth for 2025 after excluding an estimated negative impact of UAH 1.7 bn (USD 46 mn) on revenue and UAH 1.8 bn (USD 47 mn) on EBITDA for 2024 arising from the customer appreciation program launched after the December 2023 cyberattack.

We cannot provide a reconciliation of the non-IFRS measures EBITDA and Capex Intensity projections for 2026 without unreasonable effort, given that we are unable to estimate the amounts of certain components of the IFRS profit (loss) for the period, including income taxes and net gain (loss) on foreign exchange, and IFRS intangible assets and certain costs which impact the IFRS property, plant and equipment. Due to the nature of certain reconciling items, it is not possible to predict with any reliability what future outcomes may be with regard to the expense or income that may ultimately be recognized in 2026.

We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance to our management and to investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group's audited financial statements as reported under IFRS.

For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

15

EARNINGS
RELEASE
FY25 & 4Q25

PRESENTATION OF FINANCIAL RESULTS

Kyivstar's results presented in this document are, unless otherwise stated, based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

The non-IFRS information disclosed in the document, including, among other things, Uklon EBITDA, EBITDA, EBITDA margin, EBITDA (after leases), Adjusted Net Profit, Adjusted EPS, Equity Free Cash Flow (before leases), Equity Free Cash Flow (after leases) capex excl. licenses and RoU, ROIC, RoE, Total debt including leases, Net cash, excluding leases and capex intensity trends, is defined in Attachment D and reconciled to the comparable IFRS information in Attachment A.

Consolidated income statement

USD mn except earnings per share	FY25	FY24
Revenue	1,157	919
Cost of services, equipment and accessories	(123)	(100)
Selling, general and administrative expenses	(393)	(305)
Depreciation	(140)	(118)
Amortization	(65)	(45)
Impairment	(8)	(3)
(Loss) / gain on disposal of non-current assets	—	(1)
Listing expense[1]	(162)	—
Other operating income	8	1
Operating profit	274	348
Finance costs	(75)	(82)
Finance income	12	40
Other non-operating (loss) / gain, net	-	2
Net foreign exchange (loss) / gain	(13)	39
Profit before tax	198	347
Income taxes	(74)	(64)
Profit for the period[1]	124	283
Basic and Diluted earnings per share	0.57	1.37
Weighted average shares outstanding:		
Basic and Diluted	216.1	206.9

1. Reflects a non-cash charge of USD 162 mn recognized in 3Q25 results related to the Kyivstar listing.
2. Weighted average common shares outstanding for basic and diluted earnings per share (in millions): 230.9 (4Q25 – diluted shares 231.1), 206.9 (4Q24) and 216.1 (FY25), 206.9 (FY24).

16

EARNINGS
RELEASE
FY25 & 4Q25

Consolidated statement of financial position

USD mn	31 Dec 2025	31 Dec 2024
Assets		
Non-current assets		
Property and equipment	849	624
Intangible assets, excluding goodwill	363	283
Goodwill	128	14
Investments and derivatives	2	—
Other assets	88	80
Total non-current assets	1,430	1,001
Current assets		
Inventories	3	3
Trade and other receivables	37	40
Receivables from related parties	49	363
Other financial assets	—	8
Investments and derivatives	119	94
Current income tax assets	5	—
Other assets	24	26
Cash and cash equivalents	455	674
Total current assets	**692**	**1,208**
Total assets	2,122	2,209
Equity and liabilities		
Equity		
Equity attributable to equity owners of the parent	1,299	1,080
Total Equity	1,299	1,080
Non-current liabilities		
Debt and derivatives	287	225
Provisions	9	4
Deferred tax liabilities	21	6
Other liabilities	8	7
Total non-current liabilities	**325**	**242**
Current liabilities		
Trade and other payables	141	103
Debt and derivatives	229	669
Provisions	10	6
Current income tax payables	19	23
Other liabilities	99	86
Total current liabilities	**498**	**887**
Total equity and liabilities	2,122	2,209

Note: please refer to attachment B for UAH denominated statement. Upon listing, the debt and derivatives started to reflect a current liability associated with the fair value of the outstanding Kyivstar warrants, at USD 27 mn as of December 31, 2025. Under IFRS, these warrants are measured at fair value through profit or loss and are measured at each reporting period end, with the valuation being driven by the market price of the warrant at the end of the quarter.

17

E A R N I N G S R E L E A S E FY25 & 4Q25 18 Consolidated statement of cash flows USD mn 2025 2024 Operating activities Profit before tax 198 347 Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss 213 166 Gain / (loss) on disposal of non-current assets — 1 Listing expense 162 — Finance costs 75 82 Finance income (12) (40) Other non-operating loss) / gain, net - (2) Foreign exchange (loss) / gain 13 (39) Changes in trade, other receivables and prepayments (51) (10) Changes in inventories — — Changes in trade and other payables 88 32 Changes in provisions, pensions and other 9 4 Interest paid (77) (78) Interest received 11 19 Income tax paid (71) (52) Net cash flows from operating activities 558 430 Investing activities Purchase of property, plant and equipment (247) (162) Purchase of intangible assets (86) (86) Acquisition of subsidiaries, net of cash acquired (157) (2) Inflows / (Outflows) on loans granted 358 - -Payments on deposits (54) (13) Inflow / (Investment) in financial assets 30 119 Proceeds from sale of property and equipment and intangible assets 6 — Other proceeds from investing activities, net — 12 Net cash flows used in investing activities (150) (132) Financing activities Proceeds from borrowings, net of fees paid 7 — Repayment of Loan Note Payable (123) — Proceeds from SPAC Merger, net of transaction costs 132 — Repayment of debt (583) — Payment of principal portion of lease liabilities (37) (29) Investment in shares of VEON Ltd. (22) (8) Net cash flows used in financing activities (626) (37) Net (decrease) / increase in cash and cash equivalents (218) 261 Net foreign exchange difference (1) (12) Cash and cash equivalents at beginning of period 674 425 Cash and cash equivalents at end of period, net of overdraft 455 674

E A R N I N G S R E L E A S E FY25 & 4Q25 19 ATTACHMENTS Contents of the Attachments ATTACHMENT A Reconciliation tables 20 ATTACHMENT B Condensed Financial Statements (in UAH) 24 ATTACHMENT C Rates of functional currency to USD 27 ATTACHMENT D Definitions 28

EARNINGS
RELEASE
FY25 & 4Q25

Attachment A: Reconciliation Tables

EBITDA to Profit for the period reconciliation (USD mn)	4Q25	4Q24	FY25	FY24
EBITDA (A)	172	141	648	515
Amortization	(19)	(11)	(65)	(45)
Depreciation	(24)	(17)	(86)	(73)
Depreciation of right of use asset (B)	(14)	(12)	(54)	(45)
Impairment	(2)	(1)	(8)	(3)
Gain / (loss) on disposal of non-current assets	1	-	-	(1)
Listing expense	-	-	(162)	-
Operating Profit	114	100	274	348
Foreign exchange gain / (loss), net	9	15	(12)	39
Other non-operating gain / (loss), net	7	2	(1)	2
Finance income	(1)	14	12	40
Finance costs	(3)	(7)	(16)	(29)
Financial expense from lease liability (C)	(15)	(13)	(59)	(53)
Profit before tax	111	111	198	347
Income taxes	(21)	(18)	(74)	(64)
Profit for the period	90	93	124	283
EBITDA-aL (A+B+C)	143	116	535	417

Adjusted net profit to Profit for the period reconciliation (USD millions)	4Q25	4Q24	FY25	FY24
Adjusted net profit for the period	90	93	286	283
Listing expense	-	-	(162)	-
Profit for the period	90	93	124	283
Adjusted Earnings per Share	0.39	0.45	1.32	1.37

Uklon: EBITDA to profit for the period reconciliation (USD mn)	4Q25	4Q24	FY25	FY24
EBITDA	9	n.a.	28	n.a.
Amortization	(2)	n.a.	(6)	n.a.
Depreciation	-	n.a.	-	n.a.
EBIT	7	n.a.	21	n.a.
Net foreign exchange gain	-	n.a.	(1)	n.a.
Finance income	-	n.a.	-	n.a.
Finance costs	-	n.a.	-	n.a.
Profit before tax	7	n.a.	21	n.a.
Income taxes	(1)	n.a.	(3)	n.a.
Profit for the period	6	n.a.	18	n.a.

20

EARNINGS RELEASE
FY25 & 4Q25

CAPEX reconciliation (USD mn)	4Q25	4Q24	FY25	FY24
Capex excluding license and ROU	128	90	351	221
Adding back purchase of licenses	-	35	1	35
Difference in timing b/w accrual and payment for capex	1	(20)	(20)	(8)
Cash paid for capital expenditures Incl. licenses	129	105	332	248

EBITDA reconciliation to EFCF (USD mn)	4Q25	4Q24	YoY	FY25	FY24	YoY
EBITDA	172	141	31	648	515	133
Movements in working capital	7	(10)	17	38	24	14
Movements in provisions	3	-	3	9	2	7
Net tax paid	(18)	(12)	(6)	(71)	(52)	(19)
Cash capex (excluding license payments)	(129)	(70)	(59)	(331)	(213)	(118)
Gain/(loss) on disposal of non-current assets	5	-	5	5	1	4
Unlevered Free Cash Flow	39	49	(10)	298	277	21
Net interest	(11)	(13)	2	(66)	(59)	(7)
Equity Free Cash Flow (before leases and licenses)	28	36	(8)	232	218	14
Lease liabilities payments - principal	(9)	(8)	(1)	(37)	(29)	(8)
Licenses payments	-	(35)	35	(1)	(35)	34
Equity Free Cash Flow (after leases and licenses)	19	(7)	25	194	154	39

Cash Flow Statement to EFCF reconciliation (USD mn)	4Q25	4Q24	YoY	FY25	FY24	YoY
Net cash flow from operating activities	152	106	45	558	430	128
Proceeds from sales of non-current assets	5	-	5	5	1	4
Cash capex (excluding license payments)	(129)	(70)	(59)	(331)	(213)	(118)
Equity free cash flow (before leases and licenses)	28	36	(8)	232	218	14
Lease liabilities - Principal	(9)	(8)	(1)	(37)	(29)	(8)
Licenses payments	-	(35)	35	(1)	(35)	34
Equity free cash flow (after leases and licenses)	19	(7)	25	194	154	39

EBITDA to Profit for the period reconciliation (UAH mn)	4Q25	4Q24	FY25	FY24
EBITDA (A)	7,198	5,848	27,012	20,779
Amortization	(769)	(456)	(2,682)	(1,806)
Depreciation	(1,009)	(705)	(3,586)	(2,929)
Depreciation of right of use asset (B)	(572)	(497)	(2,236)	(1,807)
Impairment	(83)	(41)	(333)	(119)
Gain / (loss) on disposal of non-current assets	25	-	(17)	(41)
Listing expense	-	-	(6,726)	-
Operating Profit	4,790	4,149	11,432	14,077
Foreign exchange gain / (loss), net	345	638	(524)	1,601
Other non-operating gain / (loss), net	377	83	(38)	80
Finance income	(61)	580	480	1,616
Finance costs	(156)	(316)	(583)	(1,175)
Financial expense from lease liability (C)	(628)	(539)	(2,458)	(2,128)
Profit before tax	4,667	4,595	8,309	14,071
Income taxes	(912)	(755)	(3,116)	(2,598)
Profit for the period	3,755	3,840	5,193	11,473
EBITDA-aL (A+B+C)	5,998	4,812	22,318	16,844

21

EARNINGS
RELEASE
FY25 & 4Q25

Adjusted net profit to profit for the period reconciliation (UAH mn)	4Q25	4Q24	FY25	FY24
Adjusted net profit for the period	3,755	3,840	11,919	11,473
Listing expense	-	-	(6,726)	-
Profit for the period	3,755	3,840	5,193	11,473
Adjusted Earnings per Share	15.5	18.6	55.2	55.4

Uklon: EBITDA to profit for the period reconciliation (UAH mn)	4Q25	4Q24	FY25	FY24
EBITDA	386	n.a.	1,149	n.a.
Amortization	(88)	n.a.	(261)	n.a.
Depreciation	-	n.a.	-	n.a.
EBIT	298	n.a.	887	n.a.
Net foreign exchange gain	(11)	n.a.	(42)	n.a.
Finance income	2	n.a.	17	n.a.
Finance costs	-	n.a.	-	n.a.
Profit before tax	288	n.a.	862	n.a.
Income taxes	(28)	n.a.	(130)	n.a.
Profit for the period	260	n.a.	732	n.a.

CAPEX reconciliation (UAH mn)	4Q25	4Q24	FY25	FY24
Capex excluding license and ROU	5,349	3,730	14,622	8,981
Adding back purchase of licenses	-	1,451	42	1,451
Difference in timing b/w accrual and payment for capex	78	(829)	(795)	(377)
Cash paid for capital expenditures Incl. licenses	5,427	4,352	13,869	10,055

EBITDA to EFCF reconciliation (UAH mn)	4Q25	4Q24	YoY	FY25	FY24	YoY
EBITDA	7,198	5,848	1,350	27,012	20,779	6,233
Movements in working capital	295	(422)	717	1,603	913	690
Movements in provisions	108	-	108	357	77	280
Net tax paid	(768)	(497)	(271)	(2,973)	(2,097)	(876)
Cash capex (excluding license payments)	(5,427)	(2,901)	(2,526)	(13,827)	(8,604)	(5,223)
Gain/(loss) on disposal of non-current assets	219	-	219	219	41	178
Unlevered Free Cash Flow	1,623	2,028	(405)	12,391	11,109	1,282
Net interest	(468)	(528)	59	(2,755)	(2,348)	(407)
Equity Free Cash Flow (before leases and licenses)	1,155	1,500	(345)	9,637	8,761	876
Lease liabilities payments - principal	(397)	(332)	(66)	(1,562)	(1,166)	(396)
Licenses payments	-	(1,451)	1,451	(42)	(1,451)	1,409
Equity Free Cash Flow (after leases and licenses)	758	(283)	1,041	8,033	6,144	1,889

22

EARNINGS RELEASE
FY25 & 4Q25

Cash Flow Statement to EFCF reconciliation(UAH mn)	4Q25	4Q24	YoY	FY25	FY24	YoY
Net cash flow from operating activities	**6,363**	**4,401**	**1,962**	**23,244**	**17,324**	**5,920**
Proceeds from sales of noncurrent assets	219	-	219	219	41	178
Cash capex (excluding license payments)	(5,427)	(2,901)	(2,526)	(13,827)	(8,604)	(5,223)
Equity free cash flow (before leases and licenses)	**1,155**	**1,500**	**(345)**	**9,637**	**8,761**	**876**
Lease liabilities - Principal	(397)	(332)	(66)	(1,562)	(1,166)	(396)
Licenses payments	-	(1,451)	1,451	(42)	(1,451)	1,409
Equity free cash flow (after leases and licenses)	**758**	**(283)**	**1,041**	**8,033**	**6,144**	**1,889**

1. For 2024, equity and capital employed reflect YE2024 numbers given differing basis of comparisons for historical 2023 account.

ROE & ROCE reconciliation (UAH mn)	FY25	FY24[1]
Opening equity	45,402	NA
Closing equity	55,078	45,402
Total Average Equity for the Period[1] (A)	**50,240**	**45,402**
Opening debt	37,206	NA
Closing debt	20,259	37,206
Average Gross debt for the period[1] (B)	**28,732**	**37,206**
Cash and cash equivalents (C)	(19,292)	(16,143)
Capital Employed for the period (D = A+B +C)	**59,680**	**66,465**
EBIT	**11,432**	**14,077**
Listing expense	6,726	-
EBIT (E)	**18,158**	**14,077**
Statutory tax rate (F)	18.0%	18.0%
Operating tax on Adjusted EBIT (G = E x F)	(3,268)	(2,534)
EBIT after tax (H =E –G)	**14,890**	**11,543**
Adjusted net profit for the period (I)	**11,919**	**11,473**
Adjusted ROCE (H/D)	**24.9%**	**17.4%**
Adjusted ROE (I/A)	**23.7%**	**25.3%**

1. For 2024, equity and capital employed reflect YE2024 numbers given differing basis of comparisons for historical 2023 accounts.

23

EARNINGS
RELEASE
FY25 & 4Q25

Attachment B: Condensed Financial Statements in UAH

Consolidated income statement

(In millions of UAH) except Earnings per Share*	4Q25	4Q24	YoY	FY25	FY24	YoY
Total operating revenue	13,480	10,362	30.1%	48,248	37,030	30.3%
Cost of service, equipment and accessories	(1,740)	(1,078)	61.4%	(5,108)	(4,021)	27.0%
Selling, general and administrative expenses	(4,817)	(3,477)	38.5%	(16,445)	(12,271)	34.0%
Depreciation	(1,581)	(1,202)	31.5%	(5,822)	(4,736)	22.9%
Amortization	(769)	(456)	68.6%	(2,682)	(1,806)	48.5%
Impairment, net	(83)	(41)	102.4%	(333)	(119)	179.8%
Gain / (Loss) on disposal of non-current assets	25	-	n.m.	(17)	(41)	(58.5)%
Listing expense	-	-	n.m.	(6,726)	-	n.m.
Other operating income	275	41	5.71	317	41	673.2%
Operating profit[1]	**4,790**	**4,149**	**15.4%**	**11,432**	**14,077**	**-18.8%**
Net finance costs	(845)	(275)	207.3%	(2,561)	(1,687)	51.8%
Other non-operating (loss) / gain, net	377	83	354.2%	(38)	80	(147.5)%
Net foreign exchange (loss) / gain, net	345	638	(45.9)%	(524)	1,601	(132.7)%
(Loss) / Profit before tax[1]	**4,667**	**4,595**	**1.6%**	**8,309**	**14,071**	**(40.9)%**
Income taxes	(912)	(755)	20.9%	(3,116)	(2,598)	19.9%
(Loss) / Profit for the period[1]	**3,755**	**3,840**	**-2.2%**	**5,193**	**11,473**	**-54.7%**
Earnings per Share[2]						
Basic	16.27	18.56	(12.4%)	24.03	55.44	(56.7%)
Diluted	15.52	18.56	(12.5%)	24.03	55.44	(56.7%)

(In millions of UAH) except Earnings per Share	4Q25	4Q24	YoY	FY25	FY24	YoY
Adjusted Net Profit for the period[1]	3,755	3,840	(2.2%)	11,919	11,473	3.9%
Adjusted Earnings per Share[1,2]	15.52	18.6	(16.4%)	55.2	55.4	(0.52%)

1. Reflects a non-cash charge of USD 162 mn recognized in 3Q25 results related to the Kyivstar listing.
2. Weighted average common shares outstanding for basic earnings per share (in millions): 230.9 (4Q25), 206.9 (4Q24) and 216.1 (FY25), 206.9 (FY24) and diluted earnings per share (in millions): 231.1 (4Q25), 206.9 (4Q24) and 216.1 (FY25), 206.9 (FY24).

*We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance to our management and to investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group's audited financial statements as reported under IFRS.

For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

24

EARNINGS
RELEASE
FY25 & 4Q25

Consolidated statement of cash flows

(In millions of UAH)*	4Q25	4Q24	FY25	FY24
Operating activities				
Net cash flows from operating activities	6,363	4,401	23,244	17,324
Investing activities				
Net cash flows provided by investing activities	(6,123)	3,101	(6,296)	(4,991)
Financing activities				
Net cash flows used in financing activities	(797)	(652)	(26,019)	(1,480)
Net (decrease) / increase in cash and cash equivalents	(557)	6,850	(9,071)	10,853
Net foreign exchange difference	347	432	29	1,338
Cash and cash equivalents at beginning of period	19,502	21,052	28,334	16,143
Cash and cash equivalents at end of period	19,292	28,334	19,292	28,334

*We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group's audited financial statements as reported under IFRS.

For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

25

EARNINGS
RELEASE
FY25 & 4Q25

Consolidated statement of financial position

(In millions of UAH)*	31 Dec 2025	31 Dec 2024
Assets		
Non-current assets		
Property and equipment	36,007	26,232
Goodwill	5,419	589
Intangible assets, excluding goodwill	15,369	11,897
Other non-current assets	3,824	3,363
Total non-current assets	60,619	42,081
Current assets		
Cash and cash equivalents	19,292	28,334
Trade and other receivables	1,560	1,682
Other current assets	8,475	20,767
Total current assets	29,327	50,783
Total assets	89,946	92,864
Equity and liabilities		
Total Equity	55,078	45,402
Non-current liabilities		
Debt and derivatives	12,126	9,459
Other non-current liabilities	1,600	714
Total non-current liabilities	13,726	10,173
Current liabilities		
Trade and other payables	6,019	5,549
Debt and derivatives	9,717	28,124
Other current liabilities	5,406	3,616
Total current liabilities	21,142	37,289
Total equity and liabilities	89,946	92,864

*We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group's audited financial statements as reported under IFRS.

For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

26

EARNINGS
RELEASE
FY25 & 4Q25

Attachment C: Rates of functional currencies to USD

	Average rates			Average rates		
	4Q25	4Q24	YoY	31 Dec'25	31 Dec'24	YoY
Ukraine Hryvnia	42.0	41.4	(1.3%)	42.4	42.0	(0.8%)

Note: The foreign exchange (FX) rates presented above have been sourced from Bloomberg.

27

E A R N I N G S R E L E A S E FY25 & 4Q25 28 Attachment D: Definitions 4G customers 4G customers are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. Adjusted net profit is a non-IFRS financial measure and is defined as profit / (loss) for the period, excluding the impact of the one-time, non-cash charge of USD 162 mn recognized in 3Q25 related to the Kyivstar listing. ARPU (average revenue per user/customer) measures the monthly average revenue per mobile customer. We generally calculate ARPU by dividing our mobile telecommunication and digital service revenue generated by our own subscribers during the relevant period by the average number of our mobile customers during the period and the number of months in that period. Telecommunication revenue includes all mobile connectivity-related revenue, exclusive of revenue from device sales, while digital revenue is limited to revenue from mobile and web digital platforms. Capital expenditures (capex) is a non-IFRS financial measure and is defined as Capex excl. licenses and ROU as purchases of property, plant and equipment and intangible assets, after deducting additions in licenses and right- of-use assets. Capex intensity is a ratio, which is calculated as last-twelve-month (LTM) capex excl licenses and ROU divided by LTM total revenue. Digital revenue includes digital services and platforms, spanning entertainment (gaming, music, and video streaming), e-commerce, ride-hailing, super apps. It also includes enterprise solutions as well as digital offerings in health. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the final prospectus filed by Kyivstar with the SEC on January 30, 2026 as may be amended or supplemented from time to time. Adjusted EBITDA is a non- IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDA-aL is calculated as EBITDA (as defined above) after lease expense. Equity free cash flow (before leases and licenses) is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities. Equity free cash flow (after leases and licenses) is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, cash inflows from sale of business and proceeds from share issuance. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Mobile customers (also mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. The Group’s total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”).

E A R N I N G S R E L E A S E FY25 & 4Q25 29 Multiplay customers are customers who also used one or more of Kyivstar’s digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G customer count (excluded prior to 1Q25). Net debt / (cash) is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, long-term and short-term deposits. Kyivstar believes that net debt / (cash) provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt / (cash) should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Group’s financial position. Return on capital employed (ROCE) is calculated as Net Operating Profit After Tax (NOPAT), divided by average capital employed, where capital employed represents average equity and average gross debt less for the period cash and cash equivalents. Return on equity (ROE) is calculated as group profit/loss divided by average equity for the period. Revenue from telecommunications services (“telecom revenue”) are revenue generated by Kyivstar Group Ltd from providing telecommunication services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services, including transmission by satellite. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application. Total digital 3-month active users (“3MAU”) is a gross total cumulative 3-month active users of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application. Total digital-only monthly active users represent the total cumulative MAUs across all digital platforms who are not VEON mobile subscribers. This measure includes users active in more than one application.

E A R N I N G S R E L E A S E FY25 & 4Q25 30 DISCLAIMER AND NOTICE TO READERS Kyivstar’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the international Accounting Standards Board and have not been externally reviewed and/or audited. As such, you should not place undue reliance on this information. Also, certain amounts and percentages have been subject to rounding adjustments. This presentation includes certain financial and operating measures, including EBITDA, EBITDA margin, EBITDA (after leases), Adjusted Net Profit, Adjusted Earnings Per Share, Equity Free Cash Flow (before leases and licenses), Equity Free Cash Flow (after leases and licenses), CAPEX excl. licenses and ROU, Return on Invested Capital, Return on Equity, Total debt including leases, Net cash, excluding leases and Uklon EBITDA, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or IFRS. These non- GAAP/non-IFRS measures, and other measures that are calculated using these non-GAAP/non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute those determined in accordance with GAAP or IFRS. The Group believes these non-GAAP/non-IFRS financial measures provide valuable insights into key financial and business trends, offering management and potential investors a useful tool for evaluating the Group’s performance and comparing it with peers that report similar metrics. These non-GAAP/non-IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. This document contains “forward-looking statements” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward- looking statements include, but are not limited to, statements relating to Kyivstar Group’s strategic plans, operating results, targets or financial positions; Kyivstar Group’s intended expansion of its digital ecosystem, including through technologies such as artificial intelligence; and Kyivstar’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause Kyivstar Group’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in Kyivstar Group’s final prospectus filed with the SEC on January 30, 2026 as such document may be amended or supplemented from time to time and other public filings made by Kyivstar Group with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by applicable law.

E A R N I N G S R E L E A S E FY25 & 4Q25 31 Kyivstar Group Ltd. Index Tower, Unit 517, Level 5 Dubai International Financial Centre Dubai, United Arab Emirates ir@kyivstargroup.com